Exhibit 99.1

TNL Mediagene Announces Investor Conference Calendar, Publicly Files Investor Presentation with Key Business Updates

NEW YORK and TOKYO, May 13, 2025 /PRNewswire/ -- TNL Mediagene (Nasdaq: TNMG, “the Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced its near-term investor conference participation calendar and filed its investor presentation, including key business updates and recent developments.

The Company will be participating at the following investor conferences over the next 2 months:

-	Sidoti & Company Micro-Cap Conference on May 21, 2025 & May 22, 2025

-	The Emerging Growth Conference on May 21, 2025 & May 22, 2025

-	Maxim Group’s 2025 Virtual Tech Conference on June 3, 2025 - June 5, 2025

The Company will be releasing additional information regarding the details of its investor conference participation as the conference dates approach. During the investor conferences, the Company expects to discuss its FY2024 performance; Strategic Expansion Plan, including its Global Talent Management and Strategic M&A pillars; as well as provide general business updates.

“We have a full calendar of investor conference dates coming up over the next 2 months that we are very excited about. We’ve had our head down over the last few months both optimizing the company for the public markets and also executing on our business plans, and we are now looking forward to get out there and speak with our investors and service providers. We have a nice calendar planned and have some interesting business updates that we plan to be discussing at these events. We welcome investors, professional parties and the public to join us at these events and take the opportunity to meet us.” Co-Founder & CEO Joey Chung said.

The Company publicly filed its investor presentation, highlighting key business updates and recent developments including:

New Assets Drive Growth & Diversification: The Company launched key new media assets in 2024, including Tech Insider, and have more planned for 2025, including Business Insider Taiwan. These assets are high-visibility media properties that drive significant engagement, support the Company’s goal of continued revenue diversification and provide extensive monetization opportunities including significant advertising revenues.

Strategic Partnership with PChome Online: Taiwan’s leading E-commerce platform, PChome Online is a high-visibility, high-traffic marketplace both in Taiwan and Asia more broadly. The platform is similar in function to Amazon and generates USD billions of GMV sales per year across millions of SKUs. TNL Mediagene’s collaboration with PChome is a significant revenue opportunity and establishes a unique, high-conversion channel for the Company to monetize. TNL Mediagene expects the partnership to drive the creation of next-generation ad products fueled by unique purchase-intent data as well as secure a critical, owned first-party retail data asset for the Company.

Co-Hosting the 2025 Generative AI Dual Conference: Taiwan’s premier AI event, bringing together over 1,000 industry participants. Co-organized by the Generative AI Conference committee and TNL Mediagene, the two-day conference will feature a split agenda including the Generative AI Developers Conference on May 23, followed by the Generative AI Conference on May 24. Co-hosting this event provides a big boost in visibility for TNL Mediagene, and recognizes the company as one of the key architects of Taiwan’s AI industry - putting TNL Mediagene’s brand squarely on the cutting-edge of AI innovation in Asia, and provides significant follow-on business opportunities for the company.

“Each of these business updates are key milestones for our Company and provide significant revenue opportunities for us both directly and indirectly” Co-Founder & CEO Joey Chung said.

“The new media assets we’ve been able to launch in 2024 and coming soon in 2025 are high-quality, high-visibility and customer-valued properties that provide numerous monetization opportunities for us going forward. We are especially proud of the Business Insider Taiwan contract as this essentially reaches the entire Mandarin language market, not only in Taiwan but globally, and that is an extremely large and lucrative market in terms of numbers. The Business Insider contract also builds on the Company’s years-long relationship with Business Insider that we’ve had through the Business Insider Japan media property, so we are very proud of that. The PChome collaboration is also a big one for us, since PChome is a high-visibility, high-traffic marketplace similar to an Amazon, that provides a lot of monetization opportunities and access to valuable first-party retail data. Finally, we are excited to be co-hosting the 2025 Generative AI Dual Conference as it’s a big win for us, both personally and from a business perspective, and puts us in front of over 1,000 industry participants, creating a ton of exposure for us and also future follow-on business opportunities” Joey concluded.

The Company also provided additional financial information and thoughts on the Company’s current market valuation, including:

FY2024 Adjusted EPS: FY2024 Adjusted EPS of negative $0.035 per share compared to negative $0.015 per share in FY2023. The Company continues its focus on improving its operating metrics through its disciplined cost optimization initiatives including AI-based savings in content, sales, and data analytics and streamlining headcount.

Attractive Valuation vs. Reference Comparables: The Company is currently trading at an EV/Revenue discount to reference median multiples of 3.4x in AdTech and 6.1x in Digital & Social Media. The Company’s management believes the Company is currently undervalued.

Summary Financials:

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Revenue	20,009,994	35,838,780	48,493,897
Growth %		79.1%	35.3%

Gross Profit	7,741,196	12,651,384	17,738,557
Margin %	38.7%	35.3%	36.6%

Adjusted EBITDA	-1,687,729	-998,162	-854,174
Margin %	-8.4%	-2.8%	-1.8%

Adjusted EPS	$(0.162)	$(0.015)	$(0.035)

The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene’s annual report on Form 20-F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting policies and certain other information.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled “2025 Initiatives and Outlook” and “Management Commentary” such as statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s CEO and president. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

In this press release we have included adjusted EBITDA, a non-IFRS financial measure, and adjusted EPS, a non-IFRS measure, which are key measures used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA and adjusted EPS are our preferred metrics for profitability because we believe they facilitate operating performance and profit performance comparisons on a period-to-period basis and exclude items that we do not consider to be indicative of our core operating performance.

Adjusted EBITDA and adjusted EPS have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

●	although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and adjusted EBITDA and adjusted EPS do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	adjusted EBITDA and adjusted EPS do not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted EBITDA and adjusted EPS do not reflect the potentially dilutive impact of equity-based compensation; and

●	other companies, including our competitors in various industries, may calculate adjusted EBITDA and adjusted EPS or similarly titled measures differently, which reduces its usefulness as a comparative measure.

We define adjusted EBITDA as profit (loss) for the period excluding (i) non-cash items such as depreciation expenses, amortization expenses, stock-based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization.

We define adjusted EPS as profit (loss) for the period excluding (i) non-cash items such as depreciation expenses, amortization expenses, stock-based compensation expenses and impairment loss on intangible assets and (ii) extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization, extraordinary finance costs and related commitment fees.

Our management does not consider adjusted EBITDA or adjusted EPS in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of adjusted EBITDA and adjusted EPS is that they exclude significant expenses that are required by IFRS to be recorded in TNL Mediagene’s financial statements. In addition, adjusted EBITDA and adjusted EPS are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining such non-IFRS financial measures. For more details on the definitions of adjusted EBITDA and adjusted EPS and reconciliations of adjusted EBITDA and adjusted EPS to IFRS financial measures, see below.

Reconciliation of Non-IFRS Financial Measures:

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Loss for the year	$(11,394,768)	$(1,215,789)	$(84,976,720)
Add (less):
Income tax (benefit) expense	(247,177)	(591,082)	(307,246)
Finance costs	137,029	298,958	8,167,872
Other gains and losses(1)	8,174,802	(5,458,803)	851,689
Other income	(75,576)	(409,555)	(58,024)
Interest Income	(10,994)	(19,340)	(21,773)
Operating loss	$(3,416,684)	$(7,395,611)	$(76,344,202)
Add:
Depreciation expenses	433,262	1,025,783	1,139,488
Amortization expenses	1,058,392	1,809,774	2,101,080
Stock-based compensation expense	237,301	118,800	250,952
Impairment loss on intangible assets(2)	—	298,424	29,026,050
One-time transaction-related expenses(3)	—	3,144,668	42,972,458
Adjusted EBITDA	(1,687,729)	(998,162)	(854,174)
Adjusted EBITDA Margin (%)	-8.4%	-2.8%	-1.8%

(1)	Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants.
(2)	For the year ended December 31, 2023, we incurred approximately $0.3 million of impairment loss on intangible assets due to the closure of our e-commerce platform CoSTORY as the internally-developed software on which CoSTORY relied became no longer recoverable. For the year ended December 31, 2024, we incurred impairment loss on intangible assets of approximately $29.0 million, which mainly consisted of (i) an impairment loss of $25.5 million against the goodwill of Mediagene recognized because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024, it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss and (ii) an impairment loss of $3.1 million due to the downsizing of the e-commerce department of Polydice Inc.
(3)	For the year ended December 31, 2023, one-time transaction-related expenses comprise the professional service fees related to (i) the merger with Mediagene; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization. For the year ended December 31, 2024, one-time transaction-related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $4.3 million; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc. of $0.5 million; and (iii) the listing expense of $38.2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization.

	For the year ended December 31,
($ in dollars, unless otherwise stated)	2022	2023	2024
Loss for the year	-11,394,768	-1,215,789	-84,976,720
Add (less):
Other gains and losses[1]	8,174,802	-5,458,803	851,689
Finance costs of issuing convertible notes at discount	0	0	7,734,993
Commitment Fee	0	0	18,750
Other	376	5,322	21,322
Depreciation expenses	433,262	1,025,783	1,139,488
Amortization expenses	1,058,392	1,809,774	2,101,080
Stock-based compensation	237,301	118,800	250,952
Impairment loss on intangible assets[2]	0	298,424	29,026,050
One-time transaction-related expenses[3]	0	3,144,668	42,972,458
Adjusted Net Income	-1,490,635	-271,821	-859,938
Fully Diluted Shares Outstanding	9,211,973	18,411,714	24,541,271
Adjusted EPS	$(0.162)	$(0.015)	$(0.035)

(1)	Other gains and losses for the year ended December 31, 2022 comprise an $8.2 million loss mainly attributed to a change in the fair value through profit and loss (“FVPTL”) associated with our convertible preference shares. Other gains and losses for the year ended December 31, 2023 comprise a $5.5 million gain mainly attributed to a change in the FVPTL associated with the conversion of all of our preference shares into our ordinary shares at a lower fair value during the year ended December 31, 2023. Other gains and losses for the year ended December 31, 2024 comprise a $0.8 million loss mainly attributed to a change in FVTPL associated with the convertible promissory note and warrants.
(2)	For the year ended December 31, 2023, we incurred approximately $0.3 million of impairment loss on intangible assets due to the closure of our e-commerce platform CoSTORY as the internally-developed software on which CoSTORY relied became no longer recoverable. For the year ended December 31, 2024, we incurred impairment loss on intangible assets of approximately $29.0 million, which mainly consisted of (i) an impairment loss of $25.5 million against the goodwill of Mediagene recognized because, following the merger with Mediagene in May 2023 and during subsequent operations in 2024, it became evident that the anticipated synergies fell short of initial expectations due to changes in the overall environment, necessitating adjustments to the financial projections and, as a result of this downward revision in projected future revenues, the fair value declined, leading to the recognition of an impairment loss and (ii) an impairment loss of $3.1 million due to the downsizing of the e-commerce department of Polydice Inc.
(3)	For the year ended December 31, 2023, one-time transaction-related expenses comprise the professional service fees related to (i) the merger with Mediagene; and (ii) preparation for our merger (the “Merger”) with Blue Ocean Acquisition Corporation (“Blue Ocean”) and the listing on the Nasdaq, which were not eligible for capitalization. For the year ended December 31, 2024, one-time transaction-related expenses comprise (i) the professional service fees related to the closing of the Merger and listing on the Nasdaq of $4.3 million; (ii) the professional service fees related to the acquisition of Green Quest Holdings, Inc. of $0.5 million; and (iii) the listing expense of $38.2 million from the excess of the fair value of TNL Mediagene Ordinary Shares issued over the fair value of Blue Ocean’s identifiable net assets on the Closing Date of the Merger, each of which was not eligible for capitalization.

Investor Relations Contact: IR@tnlmediagene.com